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KW 7/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 AND ENDING March 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ocean View Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18029 Calle Ambiente Suite 512
(No. and Street)

Rancho Santa Fe **CA** **92067**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Hyatt **(800) 395-0410**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 **San Francisco** **CA** **94105**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

KW 7/15

OATH OR AFFIRMATION

I, **Lisa Hyatt**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Ocean View Capital, LLC**, as of **March 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

Subscribed and sworn to before me
this 28 day of MAY 2011

Notary Public

B. OKABAYASHI
Commission # 1834434
Notary Public - California
Riverside County
My Comm. Expires Jan 31, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregations–customers' regulated commodity futures account Pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ocean View Capital, LLC

We have audited the accompanying statement of financial condition of Ocean View Capital, LLC (the "Company") as of March 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean View Capital, LLC as of March 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
May 27, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com • www.hlwcpa.com

Ocean View Capital, LLC
Statement of Financial Condition
March 31, 2011

Assets		
Cash	$	170,424
Receivable from clearing organization (see note 4)		2,604,049
Securities owned, pledged, at fair value (see note 2)		651,512
Non-marketable securities owned, at fair value (see note 2)		274,499
Accounts receivable		21,249
Fixed assets, net		10,149
Other assets		2,610
Total assets	$	3,734,492
Liabilities and Members' Equity		
Securities sold short, at fair value (see note 2)	$	569,294
Accounts payable and accrued liabilities		271,760
Short-term note payable		900,000
Total liabilities		1,741,054
Members' equity		1,993,438
Total liabilities and members' equity	$	3,734,492

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Operations
Year Ended March 31, 2011

Revenue	
Trading income	$ 4,720,241
Revenue sharing	242,095
Dividends	5,682
Other income	7,604
Total revenue	4,975,622
Expenses	
Clearing, execution and exchange fees	2,332,536
Trader services and fees	809,771
General and administrative	205,725
Employee compensation and benefits	129,653
Professional fees	122,103
Interest	101,854
Rent	78,054
Marketing	66,031
Loss on disposal of fixed assets	6,900
Total expenses	3,852,627
Net income	$ 1,122,995

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Changes in Members' Equity
Year Ended March 31, 2011

Balance, beginning of year	$	1,245,107
Net income		1,122,995
Members' contributions		3,118,187
Members' distributions		(3,492,851)
Balance, end of year	$	1,993,438

See Accompanying Notes to Financial Statements

Ocean View Capital, LLC
Statement of Cash Flows
Year Ended March 31, 2011

Cash flows from operating activities:	
Net income	$ 1,122,995
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	8,881
Loss on disposal of fixed assets	6,900
Increase in receivable from clearing organization	(1,807,856)
Decrease in accounts receivable	24,751
Increase in securities owned	(651,512)
Decrease in other assets	27,722
Increase in securities sold short	569,294
Increase in accounts payable and accrued liabilities	180,783
Total adjustments	(1,641,037)
Net cash used in operating activities	(518,042)
Cash flows from investing activities:	
Purchase of fixed assets	(7,580)
Proceeds from disposal of fixed assets	100
Net cash used in investing activities	(7,480)
Cash flows from financing activities:	
Proceeds from short-term notes, net	800,000
Proceeds from related party notes	1,135,000
Payments of related party notes	(1,135,000)
Members' contributions	3,118,187
Members' distributions	(3,369,351)
Net cash provided by financing activities	548,836
Net change	23,314
Cash, beginning of year	147,110
Cash, end of year	$ 170,424
Supplemental disclosure of cash flow information:	
Interest paid	$ 101,854

See Accompanying Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Ocean View Capital, LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a Delaware limited liability company formed in May 2008 and started operations as a broker-dealer in March 2009. The Company is a member of the Chicago Board Stock Exchange ("CBSX") and subject to oversight by the Chicago Board Options Exchange ("CBOE").

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities owned: Securities transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Fixed assets: Fixed assets consist of computer equipment which is stated at cost and is depreciated using straight-line method over 3 years. At March 31, 2011, accumulated depreciation totaled $4,779.

Revenue recognition: Profits and losses from trading securities are reflected in trading income.

Interest and dividend income and expenses from trading activities are recorded on an accrual basis.

Income taxes: The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

2. *Fair Value Measurement*

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

> Level 1 inputs are quoted prices (unadjusted at the measurement date) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about how market participants would price the asset or liability.

Securities owned, non-marketable and securities sold short consist of trading and investment securities reported at fair values, as follows:

	Securities Owned	Securities Owned, Non-marketable	Securities Sold Short
Equities	$ 651,512	$ 274,499	$ 569,294

The Company has an agreement with the clearing broker under which the Company pledges securities and receivables from the clearing broker as collateral for securities sold short.

A description of the valuation techniques and inputs applied to the Company's major categories of securities measured at fair value on a recurring basis follows:

Securities owned and securities sold short (equity). Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation. These instruments are classified in level 1.

2. *Fair Value Measurement (continued)*

Non-marketable securities (equity). Management values securities which have not been registered for sale under the 1933 Securities Act using its own internally developed estimates and assumptions about each security considering factors such as cost and type of security, subsequent purchases of the same or similar securities by the Company or other investors, the current financial position and operating results of the issuer, and such other factors as may be deemed relevant. The absence of observable inputs for such securities requires a significant degree of judgment; consequently, these instruments are classified in level 3.

The following summarizes the change in fair value associated with level 3 investments for the year ended March 31, 2011:

Total of level 3 investments at beginning of year, at fair value	$	397,999
Distribution of level 3 investments		(123,500)
Total of level 3 investments at end of year, at fair value	$	274,499

3. *Members' Equity*

The Company's operating agreement provides for two classes of members: Class A and Class B members. The Class A member is the managing member and has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The Class B members are traders that have no voting rights, do not participate in management of the Company and have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross risk between capital of all members. The managing member may restrict, halt or terminate a Class B member's trading activities at any time or for any reason.

4. *Receivable from Clearing Organization*

The receivable from the clearing organization consists of cash deposits in the Company's trading account and also includes balances due to or due from the clearing organization for unsettled trades.

5. *Off-Balance-Sheet Risk*

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2011 at fair value and may incur a loss if the fair value of the securities increases subsequent to March 31, 2011.

Credit risk: The Company clears all its securities transactions through Electronic Transaction Clearing, Inc. ("ETC"), a privately held company. In the event ETC does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of ETC. The Company attempts to minimize this credit risk by monitoring the creditworthiness of ETC. Cash and securities held by ETC is insured by the Securities Investor Protection Corporation ("SIPC"). Such insurance protects against loss due to failure of the Company but not loss due to unfavorable changes in the fair value of securities.

At March 31, 2011, the Company owned 42,230 shares of ETC Global Holdings, Inc. ("ETC Global") with a fair value of $274,499. Lisa Hyatt, managing member of the Company, serves on the Board of Directors of ETC Global. In November 2010, all the shares of ETC held by the Company at March 31, 2010 were transferred to ETC Global in return for similar shares of ETC Global. ETC is wholly-owned subsidiary of ETC Global. During the year ended March 31, 2011, the Company distributed 19,000 shares of ETC Global with a fair value of $123,500 to the managing member.

6. *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital of $1,501,811, which was $1,401,811 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.78 to 1.

7. *Indemnification*

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

8. *Short-Term Note Payable*

The Company has a short-term note payable agreement ("note payable") with an individual lender that expires on August 31, 2011. Under the terms of the note payable, the Company can borrow up to $1,000,000 from the lender. The Company periodically borrows money under this note and pays it back when cash is available. During the year ended March 31, 2011, the note payable agreement was amended to reduce the interest rate from 18% to 12% and to provide for loan fees at time of each borrowing. At March 31, 2011, the Company had a balance of $900,000, bearing interest at 12%. The note payable is collateralized by a cash deposit of the same amount held at ETC. Interest expense on the note payable totaled $90,715 for the year ended March 31, 2011.

9. *Related Party Transactions*

On November 16, 2010, the Company entered into a loan agreement in the amount of $60,000 with Donald Tao. Donald Tao is a Class B member of the Company. The loan matured on December 31, 2010 and was paid in full. There was no interest expense on this loan.

On January 6, 2011, the Company entered into a loan agreement in the amount of $200,000 with Lovell Construction Company. Lisa Hyatt, managing member of the Company, is also an officer of Lovell Construction Company. The loan matured on January 12, 2011 and was paid in full. On Feburary 4, 2011 the Company entered into a second short term loan agreement for $200,000. The loan matured on February 16, 2011 and was paid in full. Interest was paid as a loan fee. Interest expense on this loan totaled $9,850 for the year ended March 31, 2011.

On January 6, 2011, the Company entered into a loan agreement in the amount of $125,000 with Mercury Capital. Lisa Hyatt, managing member of the Company, is also a shareholder and officer of Mercury Capital. The loan matured on January 20, 2011 and was paid in full. Interest expense on this loan totaled $240 for the year ended March 31, 2011.

On January 6, 2011, the Company entered into a loan agreement in the amount of $300,000 with T1 Trading, LLC. Chris Eikenberry, a Class B member of the Company is also a member of T1 Trading, LLC. The loan matured on January 12, 2011 and was paid in full. Interest expense on this loan totaled $100 for the year ended March 31, 2011.

On January 6, 2011, the Company entered into a loan agreement in the amount of $50,000 with Kayo Financial, LLC. Lisa Hyatt, managing member of the Company, is also a managing member of Kayo Financial, LLC. The loan matured on January 12, 2011 and was paid in full. Interest expense on this loan totaled $400 for the year ended March 31, 2011, which was paid at maturity.

9. Related Party Transactions (continued)

On January 6, 2011, the Company entered into a loan agreement in the amount of $60,000 with G. Katsafaros, Inc. Gus Katsafaros, a Class B member of the Company, is also owner of G. Katsafaros, Inc. The loan matured on January 12, 2011 and was paid in full. Interest expense on this loan totaled $100 for the year ended March 31, 2011, which was paid at maturity.

On January 6, 2011, the Company entered into a loan agreement in the amount of $75,000 with Indigo Investment Group, Inc. Lisa Hyatt, managing member of the Company, is also a shareholder of Indigo Investment Group, Inc. The loan matured on January 12, 2011 and was paid in full. There was no interest expense on this loan.

On January 6, 2011, the Company entered into a loan agreement in the amount of $65,000 with Cregan & Co. Lisa Hyatt, managing member of the Company, also serves on the Board of Directors of Cregan & Co. The loan matured on January 12, 2011 and was paid in full. Interest expense on this loan totaled $300 for the year ended March 31, 2011, which was paid at maturity.

For the year ended March 31, 2011, the Company paid $38,000 to the managing member for services which is included in employee compensation and benefits in the accompanying statement of operations.

10. Contingencies

As a result of the 2009 and 2010 routine financial and operational examinations of the Company, CBOE staff issued notices to the Company indicating that there may be reasonable grounds to believe the Company and some members may have violated certain SEC and CBOE rules. CBOE staff has referred the matter to its Business Conduct Committee. Management disagrees with CBOE staff findings and has responded to CBOE staff notices. Management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position.

11. Subsequent Events

Management evaluated subsequent events through May 27, 2011, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period April 1, 2011 through May 27, 2011, capital contributions and distributions by Class B members totaled $201,460 and $759,055, respectively.